SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Agreement with China Unicom	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U. (hereinafter “Telefonica”), and China United Network Communications Group Company Limited (“Unicom Parent”) through a 100% owned subsidiary, have signed a definitive agreement under which the latter will acquire 1,073,777,121 shares of China Unicom (Hong Kong) Limited (“China Unicom”), owned by Telefonica (equivalent to 4.56% of the share capital of China Unicom), at a price of HK$10.21 per share, for a total amount of HK$10,963.3 million, approximately € 1,128.9 million at current exchange rates.

The acquisition of the shares is subject to the relevant regulatory authorizations and is expected to be completed by no later than July 31, 2012.

While the transaction reflects Telefonica, S.A. Board of Directors decision to proactively manage its asset portfolio, both Telefónica, S.A. and China Unicom continue to be fully committed to their Strategic Alliance with a fruitful strategic cooperation between the two parties on different areas such as MNCs, international business, procurement, roaming and technology among others, while exploring new opportunities to work together in the digital world.

Telefónica has undertaken not to sell over a period of 12 months from the date of the agreement the shares of China Unicom.

This transaction will allow Telefónica, S.A. to increase its financial flexibility, while at the same time it will continue to be a key shareholder of China Unicom, with a 5.01% stake.

Furthermore, Mr. César Alierta, Chairman of Telefónica, S.A. will continue to be a Board Director of China Unicom, while Mr. Chang Xiaobing, Chairman of China Unicom, will remain as member of the Board of Directors of Telefónica, S.A.

Madrid, 10th June 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 10th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors